UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-9C-3




                      QUARTERLY REPORT PURSUANT TO RULE 58



                     For the quarter ended December 31, 2003




                               KEYSPAN CORPORATION
                              --------------------
                      (Name of registered holding company)



              175 East Old Country Road, Hicksville, New York 11801
                 One MetroTech Center, Brooklyn, New York 11201
                    (Address of principal executive offices)







Inquiries concerning this Form U-9C-3 should be directed to:

Alfred C. Bereche
Assistant General Counsel
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201
(718) 403-2179

ITEM 1 - ORGANIZATION CHART


                                    Energy or                                                                   Percentage of
     Name of Reporting             Gas Related                 Date of                    State of                 Voting
         Company                     Company                 Organization                Organization         Securities Held
         -------                     -------                 ------------                ------------         ---------------
KeySpan Corporation (1)

KeySpan Energy
Corporation (2)

KeySpan Energy
Development
Corporation (3)

KeySpan Islander
East Pipeline, LLC (4)

Islander East Pipeline
Company, LLC (5)                        Gas                 November 15, 2000             Delaware                 50%


Nature of Business:

(1) KeySpan Corporation holds directly all of the outstanding securities in KeySpan Energy Corporation.

(2) KeySpan Energy Corporation holds directly all of the outstanding securities in KeySpan Energy Development Corporation.

(3) KeySpan Energy Development Corporation holds directly all of the outstanding securities in KeySpan Islander East Pipeline, LLC.

(4) KeySpan Islander East Pipeline, LLC holds directly 50% of the membership interests in Islander East Pipeline Company, LLC.

(5) Islander East Pipeline Company, LLC owns and operates an interstate natural gas pipeline that will transport natural gas to growing markets in Connecticut and New York.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


Company                                   Company                                     Amount
Contributing                              Receiving                                 of Capital
Capital                                   Capital                                  Contribution
-------                                   -------                                  ------------
KeySpan Islander East                     Islander East
Pipeline, LLC                             Pipeline Company, LLC                    $-0- (for the quarter)



ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies


Reporting            Associate
Company              Company              Types of            Direct               Indirect            Cost                 Total
Rendering            Receiving            Services            Costs                Costs               of                   Amount
Services             Services             Rendered            Charged              Charged             Capital              Billed
--------             --------             --------            -------              -------             -------              ------

None.


Part II - Transactions performed by associate companies on behalf of reporting companies

Associate            Reporting
Company              Company              Types of            Direct               Indirect            Cost                 Total
Rendering            Receiving            Services            Costs                Costs               of                   Amount
Services             Services             Rendered            Charged              Charged             Capital              Billed
--------             --------             --------            -------              -------             -------              ------

None.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT (1)


Investments in energy-related companies:
Total consolidated capitalization as of December 31, 2003               $9,356,948,000                                      Line 1

Total capitalization multiplied by 15%
 (Line 1 multiplied by 0.15)                                            $ 1,403,542,200                                     Line 2

Greater of $50 million or Line 2                                                                $ 1,403,542,000             Line 3

Total current aggregate investment:
 (Categorized by major line of energy-related business)
           Energy-related business category 1                           $     N/A
           Energy-related business category 2                           $     N/A
           Energy-related business category 3                           $     N/A
           Energy-related business category 4                           $     N/A
                     Total current aggregate investment                                         $ N/A                       Line 4
                                                                                                ---------

Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
of the registered holding company system
(Line 3 less Line 4)                                                                            $ N/A                       Line 5

Investments in gas-related companies:

Total current aggregate investment:
(categorized by major line of gas-related business)
     Islander East Pipeline Company, LLC                                $     16,289,500

Total current aggregate investment                                                              $   16,289,500
                                                                                                --------------


(1) Form reflects investment only in Islander East Pipeline, which is a gas-related company. There are no reportable Rule 58 energy-related company investments.


ITEM 5 - OTHER INVESTMENTS


Major Line                     Other                          Other
of Energy-Related              Investment in Last             Investment in this             Reason for Difference in
Business                       U-9C-3 Report                  U-9C-3 Report                  Other Investment
--------                       -------------                  -------------                  ----------------

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.        Financial Statements

          KeySpan Islander East Balance Sheet and Income Statement for the quarter ended December 31, 2003

B.        Exhibits

          1.   None

          2.   Certificate   of  filing  with  the  New  York   Public   Service
               Commission; the Massachusetts Department of Telecommunications and Energy; and the New Hampshire Public Utilities Commission.


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                                          KEYSPAN CORPORATION




                                          By: /s/John J. Bishar, Jr.
                                              ----------------------
                                              John J. Bishar, Jr.
                                              Senior Vice President, Secretary
                                              and General Counsel

                              KeySpan Islander East
                                  Balance Sheet
                                    31-Dec-03
                            (In Thousands of Dollars)

                                                                 December 31, 2003
                                                               ---------------------
ASSETS
Current Assets
             Cash and temporary cash investments                $                 -
             Customer accounts receivable
             Allowance for uncollectible accounts
             Gas in Storage, at average cost
             Material and supplies, at average cost
             Other
                                                               ---------------------
                                                                                  -
                                                               ---------------------
Assets held for disposal
Investment in Islander East pipeline Compnay                                 16,290
                                                               ---------------------
Property
             Gas
             Electric
             Other
             Accumulated depreciation
             Gas exploration and production, at cost
             Accumulated depletion
                                                               ---------------------
                                                                                  -
                                                               ---------------------
Deferred Charges
             Regulatory assets
             Goodwill, net of amortizations
             Intangible, net of amortizations
             Other                                                              394
                                                               ---------------------
                                                                                394
                                                               ---------------------

                                                               ---------------------
Total Assets                                                   $             16,684
                                                               =====================


LIABILITIES AND CAPITALIZATION

Current Liabilities
             Current Redemption of Long-term debt $
             Accounts payable and accrued expenses
             Commercial paper
             Dividends payable
             Taxes accrued
             Customer deposits
             Interest accrued
                                                               ---------------------
                                                                                  -
                                                               ---------------------
Deferred Credits and Other Liabilities
             Regulatory liabilities
             Deferred income tax                                                394
             Postretirement benefits and other reserves
             Other
                                                               ---------------------
                                                                                394
                                                               ---------------------
Capitalization
             Common stock                                                    14,920
             Retained earnings
             Other comprehensive income                                       1,370
             Treasury stock purchased
                                                               ---------------------
                  Total common equity                                        16,290
             Preferred stock
             Long-term debt
                                                               ---------------------
Total Capitalization                                                         16,290
                                                               ---------------------
Minority Interest in Subsidiary Company                                           -
                                                               ---------------------
Total Liabilities and Capitalization                            $            16,684
                                                               =====================


                              KeySpan Islander East
                              Statement of Income*
                          Year Ended December 31, 2003
                            (In Thousands of Dollars)


                                                       Period Ended            Quarter Ended
                                                     December 31,2003         December 31,2003
                                                     ----------------         ----------------
Revenues                                                    $          -          $          -
                                                   --------------------------------------------
Total Revenues                                                         -                     -
                                                   --------------------------------------------

Operating Expenses
Purchased gas for resale
Fuel and purchased power
Operations and maintenance
Depreciation, depletion and amortization
Operating taxes
                                                   --------------------------------------------
Total Operating Expenses                                               -                     -
                                                   --------------------------------------------

Equity Earnings                                                    1,370                   326

Operating Income                                                   1,370                   326
                                                   --------------------------------------------

Other Income and (Deductions)
Minority interest
Other
                                                   --------------------------------------------
Total Other Income                                                     -                     -
                                                   --------------------------------------------
Income Before Interest Charges
  and Income Taxes                                                 1,370                   326
                                                   --------------------------------------------

Interest Charges

Income Taxes
     Current
     Deferred
                                                   --------------------------------------------
Total Income Taxes                                                     -                     -
                                                   --------------------------------------------

Net Income                                                  $      1,370          $        326
                                                   ============================================


Note: Cumulative catch up entry for the year made in third quarter, 2003

                               KEYSPAN CORPORATION

                              Certificate of Filing

     The undersigned, Erik P. Weingold, hereby certifies that he is Counsel, the Office of General Counsel, of KeySpan Corporation, a New York corporation (the "Company"), and hereby further certifies on behalf of the Company, as follows:


     A copy of the Company's report on Form U-9C-3 for the quarter ended December 31, 2003 has been submitted to the following interested state commissions:

                     New York Public Service Commission
                     State of New York
                     Three Empire State Plaza
                     Albany, New York 12223

                     Massachusetts Department of Telecommunications and Energy One South Station
                     Boston, Massachusetts 02110

                     New Hampshire Public Utilities Commission
                     8 Old Suncook Road
                     Concord, New Hampshire 03301


     IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 31st day of March, 2004.

                                                  /s/Erik P. Weingold
                                                  --------------------
                                                  Erik P. Weingold
                                                  Counsel
                                                  Office of the General Counsel